SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

MARRONE BIO INNOVATIONS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

57165B106

(CUSIP Number)

Saffron Hill Ventures Ltd., 3rd Floor, 24 Chiswell Street, London EC1Y 4YX, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 57165B106	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Saffron Hill Ventures 2 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,287,983*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,287,983*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,287,983*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.7%**
14	TYPE OF REPORTING PERSON (see instructions) PN

*	Represents the 1,287,983 shares of common stock, par value $0.00001 (“Common Stock”) of Marrone Bio Innovations, Inc. (“MBII”) held of record by Saffron Hill Ventures 2 Limited Partnership (the “Partnership”).
**	This calculation is based on a total of 19,207,690 shares of Common Stock outstanding as of November 1, 2013, as last reported by MBII in its Quarterly Report on Form 10-Q filed with the SEC on November 8, 2013.

CUSIP No. 57165B106	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Saffron Hill MGP2 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,287,983*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,287,983*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,287,983*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.7%**
14	TYPE OF REPORTING PERSON (see instructions) OO

*	Represents the 1,287,983 shares of Common Stock of MBII held of record by the Partnership.
**	This calculation is based on a total of 19,207,690 shares of Common Stock outstanding as of November 1, 2013, as last reported by MBII in its Quarterly Report on Form 10-Q filed with the SEC on November 8, 2013.

CUSIP No. 57165B106	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Saffron Hill Ventures Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,287,983*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,287,983*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,287,983*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.7%**
14	TYPE OF REPORTING PERSON (see instructions) OO

*	Represents the 1,287,983 shares of Common Stock of MBII held of record by the Partnership.
**	This calculation is based on a total of 19,207,690 shares of Common Stock outstanding as of November 1, 2013, as last reported by MBII in its Quarterly Report on Form 10-Q filed with the SEC on November 8, 2013.

CUSIP No. 57165B106	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Ranjeet Bhatia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,502*
	8	SHARED VOTING POWER 1,287,983**
	9	SOLE DISPOSITIVE POWER 20,502*
	10	SHARED DISPOSITIVE POWER 1,287,983**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,502*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒***
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%****
14	TYPE OF REPORTING PERSON (see instructions) IN

*	Represents the 20,502 shares of Common Stock of MBII held of record by Mr. Bhatia.
**	Represents the 1,287,983 shares of Common Stock of MBII held of record by the Partnership.
***	Mr. Bhatia specifically disclaims beneficial ownership in the 1,287,983 shares of Common Stock held of record by the Partnership reported herein except to the extent of his pecuniary interest therein.
****	This calculation is based on a total of 19,207,690 shares of Common Stock outstanding as of November 1, 2013, as last reported by MBII in its Quarterly Report on Form 10-Q filed with the SEC on November 8, 2013.

CUSIP No. 57165B106	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Shawn Luetchens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,287,983*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,287,983*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒**
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%***
14	TYPE OF REPORTING PERSON (see instructions) IN

*	Represents the 1,287,983 shares of Common Stock of MBII held of record by the Partnership.
**	Mr. Luetchens specifically disclaims beneficial ownership in the 1,287,983 shares of Common Stock held of record by the Partnership reported herein except to the extent of his pecuniary interest therein.
***	This calculation is based on a total of 19,207,690 shares of Common Stock outstanding as of November 1, 2013, as last reported by MBII in its Quarterly Report on Form 10-Q filed with the SEC on November 8, 2013.

CUSIP No. 57165B106	13D	Page 7 of 10 Pages

This Amendment No. 1 to Statement on Schedule 13D (this “Amended Schedule”) is filed with respect to 1,287,983 shares of the Common Stock, par value $0.00001 per share (the “Common Stock”), of Marrone Bio Innovations, Inc. (“MBII”) held by Saffron Hill Ventures 2 Limited Partnership, a Delaware limited partnership (the “Partnership”). The general partner of the Partnership is Saffron Hill MGP2 Limited, a United Kingdom limited company (the “General Partner”), and the General Partner is a subsidiary of Saffron Hill Ventures Limited, a United Kingdom limited company (the “Parent Company,” and together with the Partnership and the General Partner, the “Saffron Entities”). The Partnership owns a minority interest in the General Partner and has the power to appoint the directors of the General Partner. The 1,287,983 shares of Common Stock held by the Partnership are referred to herein as the “Shares.” This Amended Schedule amends, as set forth below, the Statement on Schedule 13D filed by the Saffron Entities, Ranjeet Bhatia, an individual, and Shawn Luetchens, an individual (together with the Saffron Entities and Mr. Bhatia, the “Reporting Persons”), with respect to MBII on January 8, 2014 (the “Original Schedule 13D”).

This Amended Schedule is being filed jointly by the Reporting Persons pursuant to that certain Agreement to File Schedule 13D Jointly, dated January 6, 2014, between the Reporting Persons and attached as Exhibit 99.2 to the Original Schedule 13D.

Item 1. Security and Issuer

The name of the subject company is Marrone Bio Innovations, Inc., and the address of its principal executive office is 2121 Second St. Suite A-107, Davis, CA 95618. The class of securities to which this Amended Schedule relates is the common stock of MBII, par value $0.00001 per share.

Item 2. Identity and Background

(a)-(c); (f) This Amended Schedule is filed by the Saffron Entities and Ranjeet Bhatia and Shawn Luetchens, who may be deemed to control the Saffron Entities. The information concerning the name, state or other place of organization, principal business, the address of the principal business and the address of the principal office of each of the Saffron Entities, and the information concerning the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of Messrs. Bhatia and Luetchens is filed as Exhibit 99.1 hereto and incorporated by reference herein.

(d); (e) During the last five years, none of the Saffron Entities, Mr. Bhatia or Mr. Luetchens, or, to their knowledge, any of the directors or executive officers of the Saffron Entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Shares were acquired in a private placement, using the working capital of the Partnership, for an aggregate purchase price of $6,698,410. No other funds or consideration were borrowed or obtained for purposes of acquiring the Shares.

Item 4. Purpose of Transaction

The Partnership acquired the Shares for investment purposes. In connection with this investment, the Partnership entered into the Lock-up Agreement (the “Lock-up Agreement”), in the form attached as Exhibit B to the Underwriting Agreement, attached as Exhibit 1.1 to the MBII S-1/A filed July 29, 2013 and incorporated into this Item 4 by reference, and as more fully described in Item 6 of this Amended Schedule. Pursuant to the terms and conditions of the Lock-up Agreement, the Partnership agreed, subject to certain limited exceptions, not to sell or transfer the Shares until January 28, 2014.

CUSIP No. 57165B106	13D	Page 8 of 10 Pages

One or more entities within the Saffron group of companies, including one or more of the reporting persons filing this Amended Schedule, may determine to purchase additional shares of Common Stock or other securities of MBII in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the persons filing this Amended Schedule has any present plans to sell any of the Shares, one or more of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the Shares. The Partnership is currently engaged in discussions that could lead to an in-kind distribution of some or all of the Shares to the general partner and limited partners. Except as set forth above, the Saffron Entities, Mr. Bhatia and Mr. Luetchens have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Partnership is the holder of record of the Shares, which, in the aggregate, constitute 6.7% of MBII’s outstanding Common Stock. The Parent, Mr. Bhatia and Mr. Luetchens may be deemed to control the General Partner, which controls the Partnership. Thus, each of the Parent, the General Partner, the Partnership, Mr. Bhatia and Mr. Luetchens may be considered to have beneficial ownership of the Shares. Mr. Bhatia and Mr. Luetchens specifically disclaim beneficial ownership in the 1,287,983 shares of Common Stock held of record by the Partnership reported herein except to the extent of their pecuniary interest therein.

Mr. Bhatia individually owns 20,502 shares of the Common Stock of MBII (the “Bhatia Shares”), which, in the aggregate, constitute less than 0.1% of MBII’s outstanding Common Stock.

(b) The Partnership has both voting and investment power with respect to the Shares. However, Mr. Bhatia and Mr. Luetchens, each a director of the General Partner, may be deemed to control the Partnership, and direct the investments of the Partnership. In addition, the Parent is the sole owner of all the equity interests of the Partnership. Thus, the Parent, the General Partner, the Partnership, Mr. Bhatia, and Mr. Luetchens may be deemed to share voting power and investment power with respect to the Shares. Mr. Bhatia and Mr. Luetchens specifically disclaim beneficial ownership in the 1,287,983 shares of Common Stock held of record by the Partnership reported herein except to the extent of their pecuniary interest therein.

Mr. Bhatia has the sole power to vote or to direct the vote and the sole power dispose or to direct the disposal of the Bhatia Shares.

(c) None of the Saffron Entities, Mr. Bhatia or Mr. Luetchens or, to their knowledge, any executive officer or director of the Saffron Entities, has engaged in any transaction in any shares of MBII Common Stock during the sixty days immediately preceding the date hereof.

(d); (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the Lock-up Agreement, which is incorporated into this Item 6 by reference, the Partnership agreed, subject to certain limited exceptions, not to sell or transfer its Common Stock until January 28, 2014. On August 28, 2013, Mr. Bhatia was granted options to purchase Common Stock pursuant to that certain Marrone Bio Innovations, Inc. 2013 Stock Incentive Plan, attached as Exhibit 10.3 to the MBII S-1/A filed July 22, 2013 and incorporated into this Item 6 by reference (the “2013 Plan”). The 2013 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to MBII’s employees and its parent and subsidiary corporations’ employees, and also provides for the grant of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalent rights to MBII’s employees, directors and consultants and its parents and subsidiary corporations’ employees, directors and consultants.

CUSIP No. 57165B106	13D	Page 9 of 10 Pages

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

99.1	Certain Information About the Reporting Persons.

99.2	Agreement to File Schedule 13D Jointly, incorporated by reference to Exhibit 99.2 of the Original Schedule 13D.

99.3	Lock Up Agreement, incorporated by reference to Exhibit 1.1 of the MBII S-1/A filed July 29, 2013.

99.4	Marrone Bio Innovations, Inc. 2013 Stock Incentive Plan, incorporated by reference to Exhibit 10.3 to the MBII S-1/A filed July 22, 2013.

CUSIP No. 57165B106	13D	Page 10 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2014

RANJEET BHATIA

/s/ Ranjeet Bhatia

SHAWN LUETCHENS

/s/ Shawn Luetchens

SAFFRON HILL VENTURES 2 LIMITED PARTNERSHIP

By:	Saffron Hill MGP2 Limited, its General Partner

	By:	/s/ Ranjeet Bhatia
Name: Ranjeet Bhatia
Title: Director

SAFFRON HILL MGP2 LIMITED

By:		/s/ Ranjeet Bhatia
Name: Ranjeet Bhatia
Title: Director

SAFFRON HILL VENTURES LIMITED

By:		/s/ Ranjeet Bhatia
Name: Ranjeet Bhatia
Title: Director